Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

August 8, 2011

Via EDGAR and Federal Express

Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Transit Management Holding Corp. (n/k/a China Green Lighting Limited)	ALBANY
	Form 8-K	AMSTERDAM
	Filed May 16, 2011	ATLANTA
	File No. 000-53106	AUSTIN
BERLIN**
	Dear Mr. Woody:	BOSTON
BRUSSELS**
On behalf of Transit Management Holding Corp. (n/k/a China Green Lighting Limited), a corporation organized under the laws of Colorado (the “Company”), we are responding to the comment in the letter from the Staff dated August 1, 2011 relating to the Company’s Current Report on Form 8-K filed on May 16, 2011, as amended (the “8-K”).  We are including a courtesy marked copy of the Company’s Amendment No. 4 to Current Report on Form 8-K (“Amendment No. 4”) indicating the changes made thereon from the previous 8-K filed with the Commission.  The response below has been numbered to correspond with the comment in your August 1, 2011 letter.
CHICAGO DALLAS DELAWARE DENVER FORT LAUDERDALE HOUSTON LAS VEGAS LONDON* LOS ANGELES MIAMI
MILAN**
	Form 8-K filed May 16, 2011	NEW JERSEY NEW YORK
ORANGE COUNTY
	Risk Factors	ORLANDO
PALM BEACH COUNTY
	We may be required to incur significant costs…, page 44	PHILADELPHIA
PHOENIX
1.
We note your response to our prior comment one.  Please revise this risk factor to include a discussion of your CFO’s accounting background.  Your revision should include, but not be limited to, his lack of formal training in U.S. GAAP.
ROME** SACRAMENTO SHANGHAI SILICON VALLEY
TALLAHASSEE
	Company Response to Comment 1:	TAMPA
TOKYO**
	The Company respectfully informs the Staff that it has revised said Risk Factor in Amendment No. 4 to include the requested discussion.	TYSONS CORNER WASHINGTON, D.C. WHITE PLAINS ZURICH *OPERATES AS GREENBERG TRAURIG MAHER LLP **STRATEGIC ALLIANCE

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission
Division of Corporate Finance
August 8, 2011

We hope that the foregoing addresses the Staff’s comment contained in its letter dated August 1, 2011.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder

Enclosures

cc:	Liu Chuanling

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
August 8, 2011

ACKNOWLEDGEMENT

In connection with Transit Management Holding Corp.’s (n/k/a China Green Lighting Limited) (the “Company”) letter dated August 8, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transit Management Holding Corp. (n/k/a China Green Lighting Limited)

/s/ Liu Chuanling

Liu Chuanling, Chief Executive Officer

GREENBERG TRAURIG, LLP